Exhibit 21

Subsidiaries of Registrant

Aclor, Inc. is Registrant’s wholly owned subsidiary, formed under the laws of State of Georgia.

Aclor Servicios Administrativos, S. de R.L. is Aclor Inc.’s wholly owned subsidiary, formed under the laws of Mexico.